Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

1.              Name and Address of the Company

IAMGOLD Corporation

401 Bay Street, Suite 3200, Toronto, Ontario M5H 2Y4

2.              Date of Material Change

March 10, 2009

3.              News Release

A news release was issued by IAMGOLD Corporation (“IAMGOLD” or the “Company”) on March 10, 2009, at Toronto, Ontario, Canada, through Marketwire.  A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

4.              Summary of Material Change

On March 10, 2009, IAMGOLD announced that it had entered into an underwriting agreement with a syndicate of underwriters led by Canaccord Capital Corporation and TD Securities Inc. and including CIBC World Markets Inc., GMP Securities L.P., Macquarie Capital Markets Canada Ltd., Scotia Capital Inc., UBS Securities Canada Inc., Cormark Securities Inc., National Bank Financial Inc., Paradigm Capital Inc., RBC Capital Markets, Thomas Weisel Partners Canada, Inc., Dundee Securities Corporation, Genuity Capital Markets, Goldman Sachs Canada Inc., and Salman Partners Inc. (collectively, the “Underwriters”) to sell 34,300,000 common shares of IAMGOLD (“Common Shares”) at a price of Cdn$8.75 per Common Share to raise gross proceeds of Cdn$300,125,000.  In addition, the Company has granted the Underwriters an over-allotment option to purchase an additional 5,145,000 Common Shares , exercisable at any time, and from time to time, in whole or in part, up to 30 days from the closing of the offering.  If the over-allotment option is exercised in full, the total gross proceeds to IAMGOLD will be Cdn$345,143,750.

5.              Full Description of Material Change

On March 10, 2009, IAMGOLD announced that it had entered into an underwriting agreement with the Underwriters to sell 34,300,000 Common Shares at a price of Cdn$8.75 per common share to raise gross proceeds of Cdn$300,125,000 (the “Offering”).  In addition, the Company has granted the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase an additional 5,145,000 Common Shares, exercisable at any time, and from time to time, in whole or in part, up to 30 days from the closing of the Offering.  If the Over-Allotment Option is exercised in full, the total gross proceeds to IAMGOLD will be Cdn$345,143,750.  The maximum number of Common Shares that may be issued pursuant to the Offering, assuming full exercise of the Over-Allotment Option, is 39,445,000 Common Shares.

The net proceeds from the Offering are expected to be used to fund the construction and development of the Essakane Project in Burkina Faso, West Africa (replacing all or substantially all of the previously proposed Essakane project debt facility and related gold hedging requirements) and the balance to fund capital expenditures at IAMGOLD’s other properties and for general corporate purposes including future acquisition opportunities.

The Common Shares to be issued pursuant to the Offering will be offered by way of a short form prospectus in all of the provinces and territories of Canada, except Québec, and a registration statement filed with the United States Securities and Exchange Commission under the multi-jurisdictional disclosure system.  Subject to applicable law and the terms of the underwriting agreement dated March 10, 2009 between the Corporation and each of the Underwriters, the Underwriters may offer the Common Shares to be issued pursuant to the Offering outside the United States and Canada.  IAMGOLD has filed an amended and restated preliminary prospectus reflecting the terms of the Offering in each of the provinces of Canada, except Québec, and with the SEC.

The Offering is subject to receipt of all necessary regulatory and stock exchange approvals, including the approval of the Toronto Stock Exchange and the New York Stock Exchange.  The closing of the Offering is expected to occur on or about March 26, 2009.

6.              Reliance on Subsection 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

7.              Omitted Information

Not applicable.

8.              Executive Officer

The following executive officer of IAMGOLD is knowledgeable about the material change and may be contacted at the following address and telephone number:

Larry Phillips

Senior Vice-President, Corporate Affairs and Corporate Secretary

IAMGOLD Corporation

Telephone:    (416) 360-4719

9.              Date of Report

March 17, 2009.

Forward Looking Statement: This material change report contains forward-looking statements regarding IAMGOLD and the offering referred to herein, including the expected closing date and anticipated use of proceeds. These statements are based upon the assumptions that the offering will be successfully completed on the terms described above, and that the proceeds of the offering can successfully be used as described above. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks relating to market conditions, global political uncertainties, investor demand and the timing of the offering, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.